

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Armon Sharei, Ph.D.
President and Chief Executive Officer
SQZ Biotechnologies Co
200 Arsenal Yards Blvd, Suite 210
Watertown, Massachusetts 02472

>   **Re: SQZ Biotechnologies Co**
>   **Registration Statement on Form S-3**
>   **Filed November 12, 2021**
>   **File No. 333-260980**

Dear Armon Sharei:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter N. Handrinos